# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

# FORM C-AR

# UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ▢ Form C: Offering Statement
- ▢ Form C-U: Progress Update
- ▢ Form C/A: Amendment to Offering Statement
    - ▢ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ▢ Form C-AR/A: Amendment to Annual Report
- ▢ Form C-TR: Termination of Reporting

**Name of issuer**
Tomo Technologies, Inc.

**Legal status of issuer**

> **Form**
> Corporation

> **Jurisdiction of Incorporation/Organization**
> Delaware

> **Date of organization**
> January 23, 2018

**Physical address of issuer**
4312 Windlass Ct., Raleigh, NC 27616-0771

**Website of issuer**
https://www.gobekids.co/

**Current number of employees**
3

|  | Most recent fiscal year-end (2022) | Prior fiscal year-end (2021) |
|---|---|---|
| Total Assets | $801,078.50 | $821,230.60 |
| Cash & Cash Equivalents | $137,311.56 | $733,185.84 |
| Accounts Receivable | $0.00 | $0.00 |
| Short-term Debt | $96,185.50 | $9,482.27 |
| Long-term Debt | $1,102,260.02 | $1,271,597.63 |
| Revenues/Sales | $4,049,670.97 | $4,930.65 |
| Cost of Goods Sold | $3,135,205.03 | $1,063,795.06 |
| Taxes Paid | $1,216.00 | $0.00 |
| Net Income | $80,282.28 | -$231,113.17 |

**April 6, 2023**

**FORM C-AR**

**Tomo Technologies, Inc.**



       This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Tomo Technologies, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

**No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.gobekids.co/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and**

**having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C-AR is April 6, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

### *Forward Looking Statement Disclosure*

*This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

# Table of Contents

**About this Form C-AR**

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Tomo Technologies, Inc. (the "Company") is a Delaware Corporation, formed on January 23, 2018. The Company is currently also conducting business under the name of GoBe Kids.

The Company is located at 4312 Windlass Ct., Raleigh, NC 27616-0771.

The Company's website is https://www.gobekids.co/.

The information available on or through our website is not a part of this Form C-AR.

The Business

GoBe is in the business of innovating products and services to make eating for parents and children the best possible experience. GoBe produces a snack container for young children, which allows parents to serve multiple options at once (including fresh fruit) in one sleek, spill-resistant container that most children can use and manipulate autonomously. We're a product development company that does our own research and development and manufactures our own products. We sell our products both directly to the consumer and through distribution partnerships.

RISK FACTORS

Risks Related to the Company's Business and Industry

*We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.*
The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

*Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.*
With shelter-in-place orders and non-essential business closings potentially happening throughout 2022 and into the future due to COVID-19, the Company's revenue has been adversely affected.

*The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may* *not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.*

*We may face potential difficulties in obtaining capital.*
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

*We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities. Currently, our authorized capital stock consists of 20,000,000 shares of common stock, of which 10,122,191 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.*

*We may implement new lines of business or offer new products and services within existing lines of business. 3 As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.*

*We rely on other companies to provide components and services for our products.*
We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two

contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

*We rely on various intellectual property rights, including trademarks, in order to operate our business. The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.*

*The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.*

*Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people. We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death* *or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non- competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.*

***Damage to our reputation could negatively impact our business, financial condition and results of operations.***

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions. We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.***

***Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.***

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

*The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels. The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.*

*The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies. The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.*

*We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.*
We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject

business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

*A majority of the Company is owned by two owners. The Company is currently controlled by a one-person board of directors appointed by the holders of the Company's capital stock who together hold 79% of the outstanding capital stock of the Company. Subject to any fiduciary duties owed to the other owners or investors under Delaware law, these majority owners may be able to exercise significant influence through their board appointments. The board of directors is responsible for approving significant Company transactions, and will have significant control over the Company's budget, management and policies. These owners may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership and board control could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their board influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to stockholder approval.*

*The Company has indicated that it has engaged in certain transactions with related persons. The Company has received a loan from Joseph Blanch, who is an officer, director, and a major holder of the 6 outstanding equity interests in the Company. Such transaction is not the result of an arm's length negotiation, and it is possible that the Company could have conducted a similar transaction with a third party, on more favorable terms. Please see the section entitled "Transactions with Related Persons and Conflicts of Interest" for further details.*

*In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.*

*We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes. Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.*

*We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.*

In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in operations including higher re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

*As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.*

*From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.*

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a 7 third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management' s attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses, we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

*Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product* *innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices or more generally of our business. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.*

*We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences may result in the need for our products to change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations. In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.*

*Changes in government regulation could adversely impact our business. The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse effect on our business.*

*State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.*
The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws,

any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

GoBe is in the business of innovating products and services to make eating for parents and children the best possible experience. GoBe produces a snack container for young children, which allows parents to serve multiple options at once (including fresh fruit) in one sleek, spill-resistant container that most children can use and manipulate autonomously. We're a product development company that does our own research and development and manufactures our own products. We sell our products both directly to the consumer and through distribution partnerships.

Business Plan

We turned its first profitable month in April 2020, and we intend to operate profitably going forward, except where investing in future growth may cause us to temporarily operate at a loss. We will pursue growth by creating a strong brand name around GoBe and its suite of products. For the next 12 months or so we will primarily distribute our products through direct to consumer, ecommerce and retail throughout the U.S. and Canada. Additionally we have a distribution partnership with a European distributor in Germany and together with that partner we will work to grow the European market. Additionally we will pursue distribution partnerships in Australia and Northeast Asia (China, South Korea, Japan, etc.). In 2023 and 2024 we will seek opportunities to sell in the U.S. through retail partnerships with Target, Bed Bath and Beyond, and Walmart, etc. Establishing strong distribution channels is the main focus for GoBe's growth together with new product development.

History of the Business

The Company's Products and/or Services

| Product / Service | Description | Current Market |
|---|---|---|
| GoBe Snack Spinner | Snack container/dispenser with five (5) compartments that indexes with the push of a button to allow access to only one compartment at a time. | Direct to consumer e-commerce market: moms of toddlers and preschoolers. Retail stores, wholesale market: distributors overseas and baby boutique shops domestically. |

Large Snack Spinner and GoBe Lunch Box are currently being developed using the proceeds of the offering.

Direct to Consumer, E-commerce, Distribution partnership with Legacy Retail Group, Wholesale to Independent Baby Boutiques.


Competition

The Company's primary competitors are Munchkin Snack Catcher, Tupperware containers, ZipLock plastic bags, prepackaged food.

Munchkin Snack Catcher, Tupperware containers, ZipLock plastic bags, prepackaged food. The GoBe Snack Spinner competes with other food containers that parents use to serve food to their children. However, GoBe's differentiating features include that it allows parents to serve multiple options at once (including fresh fruit) in one sleek spill- resistant container that most children can use and manipulate autonomously. The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors

Supply Chain and Customer Base

Currently the company uses manufactures its product through one contract manufacturer based in China, which has factories in both China and in southeast Asia. If the Company's manufacturer were to experience a disruption of any kind, the Company would be able to shift production to alternative contract manufacturers that the Company has previously vetted, with minimal delay.

The Company is dependent on the following suppliers:

| Supplier or Description | Service, input or raw material provided | Percent of such service, input or raw material from such supplier |
|---|---|---|
| Manufacturer in China | Contract manufacturing services | 100.0% |

We sell our product on the direct-to-consumer market. Our customers are moms of young children (approx. 90%). They care deeply about their kids development and want to be good parents. Another key target audience is grandparents (approx. 10%). The Company sources its customers through the following sales channels: 1. Ecommerce - Facebook, Instagram, Google Adwords, Amazon 2. Ecommerce - GoBe Ambassadors + Word of Mouth Marketing 3. Distribution partners - German distributor and Canadian distributor 4. Retail

The Company is dependent on the following customers:

| Customer or Description | Service/product provided | Percent revenue |
|---|---|---|
| Moms of young children | GoBe Snack Spinner | 90.0% |
| Grandparents | GoBe Snack Spinner | 10.0% |

Intellectual Property

***Patents***

| Application or Registration # | Title | Description | File Date | Grant Date | Country |
|---|---|---|---|---|---|
| 16711491 | Snack Containment and Dispensing Apparatus and Use Thereof | Utility patent pending | December 12, 2019 | March 1, 2023 | United States |
| 29716782 | Snack Containment and Dispensing Apparatus | Design patent | December 12, 2019 | Pending | United States |
| 88302069 | GoBe | Service Mark | February 14, 2019 | September 10, 2019 | United States |
| 97372583 | GoBe Kids | Service Mark | April 20, 2022 | Pending | United States |
| 97374043 | Snack Spinner | Service Mark | April 21, 2022 | Pending | United States |
| 97374116 | Snack.Spin. Repeat | Service Mark | April 21, 2022 | Pending | United States |
| 97374403 | GoBe | Logo Mark | April 21, 2022 | Pending | United States |
| 97374248 | Snack more, spill less, play happy | Service Mark | April 21, 2022 | Pending | United States |
| 17588372 | Snack Containment and Dispensing Apparatus and Use Thereof | Utility Patent (CIP) | January 31, 2022 | Pending | United States |
| 17477699 | Spinning snack container with attached lunchbox | Utility Patent | September 17, 2021 | Pending | United States |

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 4312 Windlass Ct., Raleigh, NC 27616-0771

The Company is conducts business in North Carolina, and sells its products through the Internet in all fifty states, and through distributor partnerships in Canada and Germany.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*

Joseph Blanch

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

Tomo Technologies, Inc., CEO & Director (January 2018-Present)

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

Tomo Technologies, Inc., Chief Executive Officer & Director (January 2018 – Present); Employment Responsibilities- Make and test hypotheses for business model; negotiate deals; business strategy; innovation pipeline.

*Education*

Brigham Young University, BS Mechanical Engineering (2014)

*Name*

Solandra Moran-Blanch

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

Tomo Technologies, Inc., Chief Executive Officer & Director (January 2018 – Present)

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

Tomo Technologies, Inc., Chief Executive Officer & Director (January 2018 – Present) Employment Responsibilities – Make and test hypotheses for business strategy; making and maintaining relationships with key partners.

***Education***

Brigham Young University, BS in Public Health (2016)

***Name***

Allison Dugger

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

Tomo Technologies, Inc., Chief Executive Officer & Director (January 2022-Present)

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

Tomo Technologies, Inc., Chief Executive Officer & Director (January 2022-Present) Employment Responsibilities – Day to day operations; finance; HR; customer service; managing team; SAGA Supply LLC; Owner (2020- Present) Employment Responsibilities - E- commerce account management services; University of Dayton; Operations (2010-2021) Employment Responsibilities - operations and event management

***Education***

University of Michigan, BS in Sports Management (2007); Michigan State University, Masters in Sports Administration (2009)

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*

Joseph Blanch

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

Tomo Technologies, Inc., CEO & Director (January 2018-Present)

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

Tomo Technologies, Inc., Chief Executive Officer & Director (January 2018 – Present); Employment Responsibilities- Make and test hypotheses for business model; negotiate deals; business strategy; innovation pipeline.

*Education*

Brigham Young University, BS Mechanical Engineering (2014)

*Name*

Solandra Moran-Blanch

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

Tomo Technologies, Inc., Chief Executive Officer & Director (January 2018 – Present)

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

Tomo Technologies, Inc., Chief Executive Officer & Director (January 2018 – Present) Employment Responsibilities – Make and test hypotheses for business strategy; making and maintaining relationships with key partners.

*Education*

Brigham Young University, BS in Public Health (2016)

*Name*

Allison Dugger

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

Tomo Technologies, Inc., Chief Executive Officer & Director (January 2022-Present)

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

Tomo Technologies, Inc., Chief Executive Officer & Director (January 2022-Present) Employment Responsibilities – Day to day operations; finance; HR; customer service; managing team; SAGA Supply LLC; Owner (2020- Present) Employment Responsibilities - E- commerce account management services; University of Dayton; Operations (2010-2021) Employment Responsibilities - operations and event management

*Education*

University of Michigan, BS in Sports Management (2007); Michigan State University, Masters in Sports Administration (2009)

*Indemnification*

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in North Carolina.

The Company has the following employment/labor agreements in place:

| Employee | Description | Effective Date | Termination Date |
|---|---|---|---|
| Joseph Blanch | Standard Employment | January 23, 2018 | |
| Solanda Moran-Blanch | Standard Employment | January 23, 2018 | |
| Allison Dugger | Standard Employment | January 1, 2023 | |

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

| Type of security | Common Stock |
|---|---|
| **Amount outstanding** | 10,122,191 |
| **Voting Rights** | 1 vote per share |
| **Anti-Dilution Rights** | None. |
| **How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF** | The Company's board of directors and stockholders may authorize and issue additional shares of Common Stock at a later date. |
| **Difference between this Security and the Notes/Bonds being issued pursuant to Regulation CF** | Common Stock are equity securities while the Crowd SAFEs issued pursuant to Regulation CF convert into equity securities upon the occurrence of certain events. |

| Type of security | Convertible Notes |
|---|---|
| **Amount outstanding** | $5,000 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | None |
| **How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF** | The Company may issue additional convertible notes at a later date. The availability of any shares of the Company's capital stock issued pursuant to the conversion of such convertible notes may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Difference between this Security and the Notes/Bonds being issued pursuant to Regulation CF** | The Convertible Notes and the Crowd SAFEs issued pursuant to Regulation CF have different triggers that convert them into equity securities. |

| | |
|---|---|
| **Type of security** | Crowd SAFE (Simple Agreement for Future Equity) |
| **Amount outstanding** | 722 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | None |
| **How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF** | The Company may issue additional SAFEs at a later date. The availability of any shares of the Company's capital stock issued pursuant to the conversion of such convertible notes may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Difference between this Security and the Notes/Bonds being issued pursuant to Regulation CF** | These are the same securities |

| | |
|---|---|
| **Type of security** | 2018 Stock Option Plan |
| **Amount outstanding** | 2,000,000 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | None |
| **How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF** | The Company's board of directors and stockholders may authorize and issue additional shares of Common Stock at a later date. |
| **Difference between this Security and the Notes/Bonds being issued pursuant to Regulation CF** | The Stock Options give the holder the right to purchase shares of stock at a predetermined price while the Crowd SAFEs issued pursuant to Regulation CF automatically convert into shares of stock upon the occurrence of certain events. |

The Company has the following debt outstanding:

| | |
|---|---|
| **Type of debt** | Term Loan |
| **Name of creditor** | Celtic Bank (Kabbage Loan) |
| **Amount outstanding** | $34,444.00 |
| **Interest rate and payment schedule** | Fee Based Loan. No outstanding fees. Monthly Payments: $1,326.15 |
| **Amortization schedule** | |
| **Describe any collateral or security** | All of the Company's assets |
| **Maturity date** | January 5, 2024 |
| **Other material terms** | Loan has a twelve (12) month term, however, the Company's term under this loan was extended to 42 months under a payment plan. |

| | |
|---|---|
| **Type of debt** | Line of credit |
| **Name of creditor** | SBL Holdings, LLC |
| **Amount outstanding** | $150,000.00 |
| **Interest rate and payment schedule** | APR: 12% Monthly Payments: 1% interest payment on outstanding principal paid monthly on 1st day of each month |
| **Amortization schedule** | |
| **Describe any collateral or security** | Unsecured |
| **Maturity date** | August 1, 2023 |
| **Other material terms** | |

| | |
|---|---|
| **Type of debt** | Small Business Loan |
| **Name of creditor** | U.S. Small Business Association |
| **Amount outstanding** | $199,944.00 |
| **Interest rate and payment schedule** | Interest Rate: 3.75 % per annum Monthly Payments: $1,024 |
| **Amortization schedule** | |
| **Describe any collateral or security** | The Collateral in which this security interest is granted includes the following property that Borrower now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, I documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest Borrower grants includes all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto. |
| **Maturity date** | October 27, 2051 |
| **Other material terms** | |

| | |
|---|---|
| **Type of debt** | PPP Loan |
| **Name of creditor** | Small Business Administration |
| **Amount outstanding** | $18,976.00 |
| **Interest rate and payment schedule** | For the period beginning on the date of issuance of the note, and ending six (6) months thereafter, no payments will be due. Thereafter, monthly payments of principal and interest in an unspecified amount will be due. Any principal balance and interest due thereon outstanding on the maturity date of the note, will be due and payable on the maturity date, unless such amounts are forgiven under the terms of the loan. |
| **Amortization schedule** | |
| **Describe any collateral or security** | Unsecured |
| **Maturity date** | May 14, 2022 |
| **Other material terms** | |

The total amount of outstanding debt of the company is $1,198,445.52.

The Company has conducted the following prior Securities offerings in the past three years:

| Security Type | Number Sold | Money Raised | Use of Proceeds | Offering Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Common Stock | 1,622,191 | $56,000.00 | R&D | April 20, 2020 | Section 4(a)(2) |
| SAFE (Simple Agreement for Future Equity) | 515 | $175,137 | Cost of Goods | November 5, 2020 | Regulation CF |
| SAFE (Simple Agreement for Future Equity) | 207 | $176,297.00 | Cost of Goods | September 30, 2022 | Regulation CF |

Ownership

A majority of the Company is owned by Solanda Moran Blanch and Joseph Blanch.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Make sure the following table is up to date with the latest beneficial owners.

| Name | Percentage Owned |
|---|---|
| Solanda Moran Blanch | 44.5% |
| Joseph Blanch | 34.6% |

FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

**Recent Tax Return Information (for year ending 12/31/2021)**

| Total Income | Taxable Income | Total Tax |
|---|---|---|
| $234,225.00 | -$314,048.00 | $0.00 |

Operations

Cash and Cash Equivalents As of June 30, 2022 the Company had an aggregate of $137,311.56 in cash and cash equivalents, leaving the Company with approximately 2 months of runway. Liquidity and Capital Resources The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "Use of Proceeds", which is an indispensable element of our business strategy. The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering. Capital Expenditures and Other Obligations The Company purchased new tooling molds for manufacturing in 2022. The value is approximately $200,000. Valuation The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily. Material Changes and Other Information Trends and Uncertainties After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them. Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

The Company intends to achieve profitability in the next 12 months by selling through multiple channels including Shopify, Amazon, and distribution partners including Legacy Retail Solutions.

## Liquidity and Capital Resources

On September 30, 2022 the Company conducted an offering pursuant to Regulation CF and raised $176,297.00.

The Company does not have any sources of capital in addition to the proceeds from the Regulation CF Offering.

## Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
The Company intends to purchase new tooling molds for manufacturing in 2022. The value is approximately $200,000.

## Material Changes and Other Information

## Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

## Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

## Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

*Loans*

| Related Person/Entity | Joseph Blanch |
|---|---|
| Relationship to the Company | CEO and Director of the Company |
| Total amount of money involved | $21,487.95 |
| Benefits or compensation received by related person | Repayment of loan and any interest due |
| Benefits or compensation received by Company | Working capital |
| Description of the transaction | Joseph Blanch extended a term loan to the Company. The loan has an interest rate of 21% per annum, and monthly payments of $1,137.18. |

*Securities*

| Related Person/Entity | Joseph Blanch |
|---|---|
| Relationship to the Company | Chief Executive Officer |
| Total amount of money involved | $800 |
| Benefits or compensation received by related person | N/A |
| Benefits or compensation received by Company | N/A |
| Description of the transaction | On February 6, 2018, the Company's Chief Executive Officer, Joseph Blanch, purchased 8,000,000 shares of Common Stock at a purchase price of $800 pursuant to the Restricted Stock Purchase Agreement. |

| Related Person/Entity | Solanda Moran-Blanch |
|---|---|
| **Relationship to the Company** | Vice President |
| **Total amount of money involved** | $450 |
| **Benefits or compensation received by related person** | N/A |
| **Benefits or compensation received by Company** | N/A |
| **Description of the transaction** | On April 17, 2020, the Company's Chief Executive Officer, Joseph Blanch, transferred 4,500,000 shares of Common Stock to the Company's Vice President, Solanda Moran-Blanch. |

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

**The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.**

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Joseph Blanch
(Signature)

Joseph Blanch
(Name)

CEO & Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Joseph Blanch
(Signature)

Joseph Blanch
(Name)

Chief Executive Officer & Director, Co-founder
(Title)

4/6/23
(Date)

***Instructions.***

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A    Financial Statements

EXHIBIT A

*Financial Statements*

# Tomo Technologies, Inc.

## Profit and Loss
### January - December 2022

|  | TOTAL |
|---|---|
| **Income** | |
| Discounts/Refunds Given | -23,040.19 |
| Legacy Retail | 1,795,090.90 |
| Sales of Product Income | 2,277,620.26 |
| **Total Income** | **$4,049,670.97** |
| **Cost of Goods Sold** | |
| Amazon Service Fees | 825,080.64 |
| Packaging | 25,140.46 |
| Product COGS | 2,029,487.23 |
| Shipping/Fulfillment | 217,199.55 |
| Warehouse Rent | 38,297.15 |
| **Total Cost of Goods Sold** | **$3,135,205.03** |
| GROSS PROFIT | **$914,465.94** |
| **Expenses** | |
| Bank Charges & Fees | |
| Merchant Service Fees | 313.35 |
| **Total Bank Charges & Fees** | **313.35** |
| G&A | |
| Advertising & Marketing | 99,375.80 |
| Bank Charges | 0.00 |
| Donations | 1,482.08 |
| Dues and Subscriptions | 233.93 |
| Gift | 1,641.00 |
| Insurance | 2,127.24 |
| Legal & Professional Services | 59,832.63 |
| Travel | 25,504.34 |
| **Total G&A** | **190,197.02** |
| Meals & Entertainment | |
| Meals - 100% | 1,680.74 |
| **Total Meals & Entertainment** | **1,680.74** |
| Office | |
| Office Expenses & Software | 32,670.64 |
| Office Supplies | 13,930.78 |
| **Total Office** | **46,601.42** |
| PayPal Fees | 826.39 |
| Payroll Expenses | |
| Contract Labor | 350,985.21 |
| Payroll Processing Fee | 1,100.00 |
| Payroll Tax Expense | 7,877.81 |

# Tomo Technologies, Inc.

## Profit and Loss
### January - December 2022

|  | TOTAL |
|---|---|
| Salaries and Wages | 93,300.00 |
| **Total Payroll Expenses** | **453,263.02** |
| R&D | 21.96 |
| Product Research | 42,719.91 |
| **Total R&D** | **42,741.87** |
| Taxes & Licenses | |
| Business Licenses | 6,106.00 |
| State Income Taxes | 1,216.00 |
| **Total Taxes & Licenses** | **7,322.00** |
| **Total Expenses** | **$742,945.81** |
| NET OPERATING INCOME | **$171,520.13** |
| Other Income | |
| Interest Income | 2,923.87 |
| PPP Loan Forgiveness | 18,976.00 |
| **Total Other Income** | **$21,899.87** |
| Other Expenses | |
| Depreciation | 57,115.32 |
| Interest Expense | |
| Amazon Interest Expense | 4,146.10 |
| Kabbage Interest | 385.00 |
| Sam's Club Program Interest Expense | 23,273.78 |
| SBA Interest Expense | 7,628.00 |
| SBL Term Loan Interest Expense | 20,589.52 |
| **Total Interest Expense** | **56,022.40** |
| **Total Other Expenses** | **$113,137.72** |
| NET OTHER INCOME | **$ -91,237.85** |
| NET INCOME | **$80,282.28** |

# Tomo Technologies, Inc.

## Balance Sheet

### As of December 31, 2022

|  | TOTAL |
|---|---|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| BREX Cash | 134,531.91 |
| Brex Manufacturing COGS | 2,779.64 |
| Business Checking Free (6280) | 0.00 |
| PayPal Bank | 0.01 |
| PayPal Holding | 0.00 |
| UCCU Savings | 0.00 |
| WF Checking | 0.00 |
| **Total Bank Accounts** | **$137,311.56** |
| Other Current Assets | |
| Inventory Asset | 607,937.50 |
| Prepaid Expenses | 0.00 |
| Undeposited Funds | 0.00 |
| **Total Other Current Assets** | **$607,937.50** |
| **Total Current Assets** | **$745,249.06** |
| Fixed Assets | |
| Accumulated Depreciation | -149,730.56 |
| Fixed Asset Other Tools Equipment | 24,900.00 |
| Manufacturing Molds | 115,000.00 |
| Original cost | 65,660.00 |
| **Total Fixed Assets** | **$55,829.44** |
| Other Assets | |
| Due to Tomo Technologies | 0.00 |
| **Total Other Assets** | **$0.00** |
| **TOTAL ASSETS** | **$801,078.50** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | |
| Accounts Payable | 0.00 |
| **Total Accounts Payable** | **$0.00** |
| Credit Cards | |
| BREX Card | 16,767.33 |

# Tomo Technologies, Inc.

## Balance Sheet

### As of December 31, 2022

|  | TOTAL |
|---|---|
| **Total Credit Cards** | **$16,767.33** |
| Other Current Liabilities | |
| Amazon Loan 156234671 | 76,364.98 |
| Deferred Expenses | 0.00 |
| Due from Employees | 0.00 |
| Joseph Term Loan | 0.00 |
| Loan from Westin | 0.00 |
| Other ST Liability | 0.00 |
| Payroll Taxes Payable | 0.00 |
| Sales Taxes Payable | 3,053.19 |
| SBL Note Jan20 | 0.00 |
| Wages Payable | 0.00 |
| Westin Term Loan | 0.00 |
| **Total Other Current Liabilities** | **$79,418.17** |
| **Total Current Liabilities** | **$96,185.50** |
| Long-Term Liabilities | |
| Convertible Note | 727,660.55 |
| Joseph Blanch Short Term Loan | 0.00 |
| Kabbage Loan | 17,027.47 |
| Notes Payable | 0.00 |
| PPP Loan | 0.00 |
| Sam's Club Program Loan | 0.00 |
| SBA Loan | 207,572.00 |
| SBL Holdings, LLC | 150,000.00 |
| SBL Note Jul19 | 0.00 |
| SBL Term Loan | 0.00 |
| **Total Long-Term Liabilities** | **$1,102,260.02** |
| **Total Liabilities** | **$1,198,445.52** |
| Equity | |
| Common Stock | -19,190.31 |
| Paid-In Capital | 44,490.00 |
| Retained Earnings | -502,948.99 |
| Net Income | 80,282.28 |
| **Total Equity** | **$ -397,367.02** |
| **TOTAL LIABILITIES AND EQUITY** | **$801,078.50** |



GöBe

These financials have been reviewed by our CEO, Joseph Blanch, and COO, Allison Dugger, and are approved.

Thank you,

Allison Dugger

Allison Dugger

Date: 3/23/23